Exhibit 4.2
DESCRIPTION OF SECURITIES
The following description of the capital stock of TransAct Technologies Incorporated (“we,” “our” or “us”) includes a summary of some of the detailed provisions of our Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated By-Laws (the “By-Laws”). These statements do not purport to be complete or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of our Certificate of Incorporation and By-Laws. We encourage you to read our Certificate of Incorporation and By-Laws for a more complete description.
General
Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, $0.01 per share.
Common Stock
Voting Rights
Stockholders are entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock does not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election.
Dividend Rights
Subject to preferences that may be applicable to any outstanding shares of our preferred stock designated by our Board of Directors (the “Board”) from time to time, holders of our common stock are entitled to receive dividends out of legally available funds when and if declared from time to time by our Board.
Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to preferences applicable to shares of our preferred stock, if any, then outstanding.
No Preemptive or Similar Rights
Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions in our Certificate of Incorporation.
Fully Paid
The outstanding shares of our common stock are fully paid and nonassessable.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.
Listing

Our common stock is traded on the Nasdaq Global Market under the trading symbol, “TACT.”

Preferred Stock

Our Certificate of Incorporation authorizes our Board to issue additional shares of preferred stock. Our Board may fix and determine the designation, relative rights, preferences and limitations of such shares of preferred stock.

Classified Board of Directors
Our Certificate of Incorporation provides for our Board to be divided into three classes, with each class serving a staggered three year term. We believe that a classified board structure helps to ensure the continuity and stability of the Board and our business strategies and policies. The classified board structure could have the effect of making the removal of incumbent directors more time consuming and difficult, and, therefore of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders.
Corporate Governance Provisions of Our By-Laws
Our By-Laws provide that special meetings of stockholders may be called at any time by the Chairman of the Board and shall be called upon the written request of the Board or of the holders of record shares having a majority of the voting power of our capital stock. Our By-Laws also require stockholders requesting a special meeting of stockholders to deliver, along with the written request, background information on themselves and the proposals requested to be acted on at any such special meeting. Our By-Laws provide that the size of the Board shall be determined by resolution adopted by the Board.
Limits on Stockholder Action by Written Consent
Our Certificate of Incorporation provides that holders of our common stock may take action only by a vote taken at a meeting held pursuant to prior notice and may not act by written consent in lieu of a meeting.

Section 203 of the Delaware General Corporation Law
We are a Delaware corporation that is subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prevents Delaware corporations, under certain circumstances, from engaging in a “Business Combination” with an “Interested Stockholder,” or an affiliate or associate of an Interested Stockholder, for three years following the date that the stockholder became an Interested Stockholder.  An Interested Stockholder is a stockholder who owns 15% or more of a corporation’s outstanding voting stock.
A Business Combination includes a merger or sale of more than 10% of a corporation’s assets. However, the above provisions of Section 203 do not apply if:
•	the board of directors approves the transaction that made the stockholder an Interested Stockholder prior to the date of the transaction;
•
after the completion of the transaction that resulted in the stockholder becoming an Interested Stockholder, that stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at a meeting of the stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the Interested Stockholder.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of a corporation’s outstanding voting stock. We have not “opted out” of the provisions of Section 203.
Limitations on Liability and Indemnification of Officers and Directors
Our Certificate of Incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the Delaware General Corporation Law, liability of a director may not be limited:
•	for any breach of the director’s duty of loyalty to us or our stockholders,
•	for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law,
•	in respect of certain unlawful dividend payments or stock redemptions or repurchases, and
•	for any transaction from which the director derives an improper personal benefit.
The effect of this provision of our Certificate of Incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care.
In addition, our Certificate of Incorporation provides that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by law. We may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director.